4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE PRESENTS NEW MATCHED RESULTS AT THE
AMERICAN DIABETES ASSOCIATION’S 66thANNUAL
SCIENTIFIC SESSIONS

WINNIPEG, Manitoba - (June 12, 2006) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced that additional positive results from the Phase II MATCHED study were presented at the American Diabetes Association (ADA) Annual Scientific Session in Washington, DC. The study results demonstrated that MC-4232, a combination of MC-1 and the ACE Inhibitor, lisinopril (300mg/20mg) had a statistically significant 1.03mg/L (p=0.006) reduction in C-Reactive Protein (CRP) versus baseline. CRP is an important biomarker of inflammation, and is known to be highly predictive of cardiovascular risk. A reduction in CRP versus baseline was a predefined secondary endpoint of the MATCHED study.

“The reduction in CRP adds to the growing evidence of MC-4232’s unique cardiovascular and metabolic benefits, and specifically MC-1’s novel cardioprotective properties,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “It well known that CRP is a strong indicator of cardiovascular events. As such, we view the positive effect on CRP in MATCHED as being highly supportive for the acute application of MC-1 in CABG surgery and acute coronary syndrome.”

The MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) was a 16 week randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The study results are based on a population of 120 patients with coexisting type II diabetes and hypertension from 12 sites across Canada. Medicure completed the Phase II MATCHED study in September 2005. The study results demonstrated that MC-4232 had a statistically significant reduction in both primary blood pressure and metabolic endpoints.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 – in late stage clinical development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com